Exhibit 99.14

Chris Johns, P.Eng.

Tetra Tech Canada Inc.

1000 - 885 Dunsmuir Street

Vancouver, BC V6C 1N5

Canada

CONSENT of QUALIFIED PERSON

I, Chris Johns, consent to the public filing of the technical report titled “Independent Technical Report for the Condor Gold Project, Zamora Chinchipe Province, Ecuador” dated November 30, 2025 (the “Technical Report”) by Silvercorp Metals Inc. (the "Issuer").

I also consent to the use of extracts from, or a summary of, the Technical Report in the December 22, 2025 news release of the Issuer (the "News Release") that supports the Technical Report.

I certify that I have read the December 22, 2025 News Release and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 2nd day of February, 2026.

/s/ Chris Johns

Chris Johns, P.Eng.